John K. Boyce



Chief Operating Officer & Corporate Secretary
Dolomite Energy Corporation

Executive Biography

John K. Boyce has more than 30 years of experience in oil and gas exploration, project evaluation, economic analysis, and transaction structuring. He began working in the industry at the age of fifteen alongside his father, veteran geophysicist and exploration executive Richard G. Boyce, learning geology, seismic interpretation, economic forecasting, and project development through hands-on participation in active exploration projects.

Throughout his career, Mr. Boyce has participated in the evaluation, financing, acquisition, development, and monetization of oil and gas opportunities across the major producing basins of the United States, as well as numerous international exploration and development projects.

As Chief Operating Officer of Dolomite Energy Corporation, Mr. Boyce is responsible for technical due diligence, project evaluation, acquisition analysis, transaction structuring, investor communications, and day-to-day corporate operations.

Professional Experience

Oil & Gas Exploration and Project Development

1995 – Present

Working alongside Richard G. Boyce and numerous independent operators worldwide.

Primary responsibilities include:

- Geological project evaluation
- Seismic interpretation
- Economic forecasting
- Oil and gas acquisition analysis
- Working interest evaluations
- Royalty and ORRI evaluations
- Due diligence for acquisitions and divestitures
- Deal structuring and negotiations
- Investor presentations and capital raising support

Representative Project Experience

Delaware Basin – West Texas / Southeast New Mexico

- Helped identify the expansion of Wolfcamp development from the Midland Basin into the Delaware Basin ahead of broad industry recognition.
- Performed the geological interpretation and economic analysis that formed the foundation for evaluating and assembling acreage positions ultimately monetized by our client at approximately a **10x return**.

North Louisiana / South Arkansas

- Participated in the technical evaluation and redevelopment planning of mature oil and gas fields through multi-zone drilling programs.
- Supported the technical evaluation and development of the asset that now underlies Dolomite Energy Corporation's overriding royalty interest.

Permian Basin

- Evaluated hundreds of non-operated working interest opportunities.
- Managed and interpreted hundreds of thousands of well logs and thousands of square miles of 3D seismic data across the Permian Basin.
- Performed geological, technical, and economic analyses supporting acquisition and drilling decisions.

Offshore Guyana

- Participated in the technical evaluation and business development of frontier acreage prior to the basin's major discoveries.
- Served as the primary technical liaison with two separate supermajor partners throughout the ten-year exploration license.
- Jointly developed more than twenty exploration prospects, each with estimated recoverable potential exceeding **500 million barrels**.

International Projects

Participated in exploration and development projects throughout North America, South America, Africa, the Middle East, Europe, and Australia, supporting technical evaluations, project economics, business development, and transaction execution.

Representative project areas include:

- Falkland Islands
- Argentina
- Western Canadian Sedimentary Basin
- Newfoundland
- Guyana
- Suriname
- Sharjah & Fujairah, United Arab Emirates
- Turkey
- Libya
- Australia
- Tunisia
- Nigeria
- Gabon